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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CENTRAL MINERA CORP
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
154130
(CUSIP Number)
Barbara West
Central Minera Corp.
PO Box 93038, Caulfeild Village RPO
West Vancouver, British Columbia
V7W 3G4
(604) 687-6191
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 5, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	154130	Page	1	of	1

1	NAMES OF REPORTING PERSONS: Carlo Civelli

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Swiss

	7	SOLE VOTING POWER:

NUMBER OF		4,566,114

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,566,114

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14,8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549
SCHEDULE 13D
Item 1.     Security and Issuer
Subordinate Voting Shares; Variable Multiple Voting Shares
Central Minera Corp.
P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia
V7W 3G4
Item 2.     Identity and Background
(a)	Carlo Civelli Acacia Management Services Inc. Clarion Finanz AG

(b)	Gerbergasse 5, PO Box 7424 CH 8023, Zurich Switzerland

(c)	Businessman

(d)	No criminal conviction within last five years

(e)	No civil proceedings within last five years

(f)	Swiss
Item 3.     Source and Amount of Funds or Other Consideration
Personal funds
Item 4.     Purpose of Transaction
Conversion of Debenture into newly created Variable Multiple Voting Shares; acquisition of additional Subordinate Voting Shares
Item 5.     Interest In Securities of the Issuer

(a)	Subordinate Voting Shares	2,316,114
	Variable Multiple Voting Shares (*)	2,250,000
		4,566,114
	* convertible to Subordinate Voting Shares

	Percentage	14.8%

(b)	sole power to vote

(c)	Private Placement December 5, 2005 1,250,000 Subordinate Voting Shares/600,000 at US$0.04 per Share

(d)	n/a
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Senior Officer of the Issuer
Item 7.     Materials to Be Filed as Exhibits
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2006
Date

-s- Carlo Civelli
Signature

Carlo Civelli/Vice President, Finance
Name

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Exhibit
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2006
Date

-s- Carlo Civelli
Signature

Carlo Civelli, Vice President, Finance
Name/Title